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18000930

SEC _____ )N

## ANNUAL AUDITED REPORT
## FORM-X-17A-5 -A
## PART III

SEC MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

| SEC FILE NUMBER |
| --- |
| 8- 67061 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                        MM/DD/YY                      MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Pacer Financial, Inc.

| OFFICIAL USE ONLY |
| --- |
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 Industrial Blvd. Suite 201
(No. and Street)

Paoli                                    PA                          19301
(City)                                   (State)                     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Thomson                                          610-644-7223
                                                     (Area Code – Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road              Abington             PA             19001
(Address)                       (City)               (State)        (Zip Code)

### CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Joe M. Thomson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacer Financial, Inc. _____, as of December 31 _____, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Principal Executive Officer
_____
Title

_____
Notary Public

COMMONWEALTH OF PENNSYLVANIA

| NOTARIAL SEAL |
| Eric L Johnson, Notary Public |
| Willistown Twp., Chester County |
| My Commission Expires Dec. 6, 2019 |

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

# Sanville & Company

## CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Pacer Financial, Inc.

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pacer Financial, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Sanville & Company*

We have served as the Company's auditor since 2006
Abington, Pennsylvania
February 15, 2018

# Pacer Financial, Inc.
## Statement of Financial Condition
### December 31, 2017

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 279,572 |
| Commissions and fees receivable | | 78,525 |
| Due from affiliate | | 78,940 |
| Other assets | | 1,590 |
| Total assets | $ | 438,627 |

**Liabilities and Stockholders' Deficit**

Liabilities

| | | |
|---|---|---|
| Accrued interest payable to stockholder | $ | 146,513 |
| Accrued expenses | | 12,717 |
| | | 159,230 |

Commitments and contingencies and guarantees:

| | | |
|---|---|---|
| Subordinated borrowings | | 600,000 |
| Total liabilities | | 759,230 |

Stockholders' Deficit

| | | |
|---|---|---|
| Common stock, no par value -1,000 shares authorized 1,000 issued and outstanding | | 100,000 |
| Additional paid-in capital | | 13,659,870 |
| Accumulated deficit | | (14,080,473) |
| Total stockholders' deficit | | ( 320,603) |
| Total liabilities and stockholders' deficit | $ | 438,627 |

The accompanying notes are an integral part of this financial statement.

**Pacer Financial, Inc.**
Notes to Financial Statements
December 31, 2017

---

1.  **Organization**

    Pacer Financial, Inc. ("The Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the Commonwealth of Pennsylvania. The Company, like other broker dealers and investment advisors, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2.  **Summary of Significant Accounting Policies**

    *The following are the significant accounting policies followed by the Company:*

    *Revenue* – Revenue from the sale of mutual funds, variable annuities and exchange traded funds is recognized when it is earned.

    *Concentration of credit risks* - The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

    *Cash and cash equivalents* - The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

    *Income taxes* – The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Accordingly, no provision has been made for federal or state income tax for the year ended December 31, 2017, in the accompanying financial statement.

    The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2017 the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2014.

    *Fair value* - The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The three levels of inputs are as follows:

    *Level 1.* Unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access.

    *Level 2.* Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

2.    **Summary of Significant Accounting Policies (Continued)**

*Level 3.* Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the company's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2017:

| Securities owned: | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Money market funds (included in cash and cash equivalents) | $ 151,368 | $ - | $ - |

*Use of Estimates* - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

*Subsequent events* - Management has evaluated the impact of all subsequent events through February 15, 2018 the date the financial statement was available to be issued and has determined that there was no subsequent events requiring disclosure in these financial statements.

3.    **Going Concern**

The Company has not generated significant revenues to maintain its operations, and thus has been dependent on its stockholders to make capital contributions from time to time to support its operations and to maintain compliance with SEC Rule 15c3-1. The Company will likely continue to depend on its stockholders for these capital contributions. The stockholders have committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1.

4.    **Computation for Determination of Reserve Requirements**

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not carry securities accounts for customers.

5.      **Net Capital Requirements**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company's net capital was $117,315 which was $112,315 in excess of its minimum requirement of $5,000. The Company's net capital ratio was 0.11 to 1.

6.      **Liabilities Subordinated to Claims of General Creditors**

There are two borrowings under a subordination agreement at December 31, 2017. The first is a $200,000 Subordinated Loan Agreement, 6%, originally due July 31, 2007 with an amended maturity to August 12, 2019 executed during the year. The second borrowing is a $400,000 loan, 5%, with a maturity date of July 20, 2020. This loan was funded by the prepayment of the $400,000 loan, 5%, originally due January 31, 2009 with an amended maturity to January 31, 2018 as of July 20, 2017. The borrowings are available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid. The subordinated borrowings have been approved by FINRA. The borrowings were funded by the Company's majority stockholder. Interest expense for the year ended December 31, 2017 under such borrowings was $32,000.

# Pacer Financial, Inc.
## TABLE OF CONTENTS
December 31, 2017